

Mail Stop 4628

November 15, 2017

Brady K. Long
Senior Vice President and General Counsel
Transocean Ltd.
c/o Transocean Offshore Deepwater Drilling Inc.
4 Greenway Plaza
Houston, TX 77046

>   **Re: Transocean Ltd.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed November 6, 2017**
>   **File No. 333-220791**
>   **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
>   **Filed November 6, 2017**
>   **File No. 0-53533**

Dear Mr. Long:

We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 30, 2017 letter.

Amendment No. 1 to Registration Statement on Form S-4

General

1.   We note you have revised your disclosure on page 82 to clarify that the mandatory offer "must include a cash alternative, but is not required to include consideration in Consideration Shares and/or Exchangeable Bonds" in response to prior comment 11. Please also make corresponding revisions in "Questions and Answers."

Cover Page

2.   We refer to the new disclosure in the middle of the cover page: "Songa Offshore shareholders may tender Songa Shares that are issued and delivered after the expiration of the Offer Period… as a result of exercise of Songa Offshore warrants or restricted share units… provided that such Songa Shares are issued prior to completion of the Offer." The first part of the sentence speaks to Shares issued/delivered after expiration, while the second part of the sentence references such shares being issued before "completion," which we understand to be synonymous with expiration. Please revise to clarify whether you are drawing a distinction between completion and expiration of the Offer, or whether the second part of this sentence should reference conversion rather than issuance.

Questions and Answers, page 1

How will remaining Songa Offshore shareholders be affected in the event that Transocean is unable to affect a squeeze-out transaction following completion of the Offer?, page 5

3.   Refer to prior comments 2 and 3 and your responses. As we stated in those comments, if Transocean waives or reduces the minimum tender condition in this Offer, we view this as a material change that would require dissemination of revised Offer materials despite the fact that you raise the possibility of such a change in the current prospectus. Such revised disclosure may or may not necessitate an extension of the offering period, depending on the number of days remaining in the Offer when the change occurs. Please confirm your understanding and revise the disclosure in the prospectus accordingly.

4.   Expand the revised disclosure at the top of page 6 of the prospectus to state the level of ownership at which Transocean may seek delisting of the shares from the Oslo Stock Exchange. In addition, if delisting would trigger other events under Norwegian or other applicable law, such as a mandatory offer, please expand to fully discuss.

What are the rights of remaining Songa Offshore Shareholders in the event Transocean is unable to effect a squeeze-out transaction following completion of the Offer?, page 6

5.   Clarify whether Transocean has any ability to effect any kind of second-step merger or other squeeze-out transaction at ownership levels below 90%, as it would be able to do under U.S. law.

The Combination, page 85

Background and Reasons for the Combination, page 85

Background of the Combination, page 85

6.   We note your revised disclosure in response to prior comment 25 states that Clarksons Platou Securities AS delivered a "valuation analysis of Songa Offshore" to you on March 28, 2017. Please revise to summarize each of the respective analyses undertaken by Clarksons in accordance with Item 4(b) of Form S-4 and Item 1015(b)(6) of Regulation M-A and provide the staff with copies of any materials provided by Clarksons.

7.   See our last comment above. Provide the same disclosure and materials with respect to Pareto Securities AS.

8.   To the extent that either financial advisor was provided with projections or forecasts for use in its analyses, these should be summarized in reasonable detail in the revised prospectus. The summary should also include the assumptions underlying and limitations on the projected information.

Draft Independent Statement by ABG Sundal

9.   See our comments above with respect to financial advisors Clarksons and Pareto and the need to disclose financial forecasts and projections provided to them in connection with their analysis of the Offer, along with the underlying assumptions and limitations on that information. Please provide for the forecasts provided to ABG Sundal and referenced in its independent report.

Exhibit 5.1

10.   Please have counsel revise its opinion to remove assumptions that (1) are readily ascertainable, (2) assume material facts or (3) with regard to which counsel may appropriately rely on applicable officers' certificates. Examples include the assumptions in clauses (d), (e), (h), (m) and (w).

Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473, Karina Dorin, Staff Attorney, at (202) 551-3763 or Christina E. Chalk, Senior Special Counsel from the Office of Mergers of Acquisitions, at (202) 551-3263 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Keith M. Townsend
        King & Spalding LLP